SECURITIE 04017065 SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMN Securities, Inc. d/b/a Senate Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Wall Street
(No. and Street)

Kingston (City) New York (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Netter 845-339-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L. Melamed CPA PC
(Name – *if individual, state last, first, middle name*)

PO Box 505 (Address) Kerhonkson (City) New York (State) 12446 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD M NETTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMN SECURITIES DBA SENATE SECURITIES, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

PRESIDENT

Title

BRUCE E. BARRON
NOTARY PUBLIC, STATE OF N.Y.
NO. 01BA4501489
QUALIFIED IN ORANGE COUNTY
COMMISSION EXPIRES JAN 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE UNIVERSITY OF THE STATE OF NEW YORK
THE STATE EDUCATION DEPARTMENT
DIVISION OF PROFESSIONAL LICENSING SERVICES

89 WASHINGTON AVENUE
ALBANY, NEW YORK 12234

DATE 05/11/04

TO WHOM IT MAY CONCERN:

YOU HAVE INQUIRED AS TO WHETHER OR NOT A LICENSE TO PRACTICE CERTIFIED PUBLIC ACCOUNTANCY IN NEW YORK STATE HAS EVER BEEN ISSUED TO: MELAMED SOLOMON L .

THIS PERSON IS LICENSED AND CURRENTLY REGISTERED.

LICENSE NUMBER: 050774 LICENSURE DATE: 01/07/85.
CURRENT REGISTRATION EXPIRES: 10/31/05.

Laura Prendergast,
NYS Education Dept

OP026 010

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

May 21, 2004

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2004
DIVISION OF MARKET REGULATION

R.M.N. Securities, Inc.
D/b/a/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2003 and the related statements of revenue, expenses, and changes in retained earnings for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

During the course of the audit for the period ending December 31, 2003 an examination of the internal controls revealed other employees present in the company. However, I found that no one other than you has any access to any mail, checks, bank statements or other financial data that would cause an adverse opinion on the audited financial statements.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2003 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

R.M.N. SECURITIES, INC.
D/B/A SENATE SECURITIES
BALANCE SHEET
AS AT DECEMBER 31, 2003

ASSETS

Current Asset		
Cash - Unrestricted	$ 124,904	
Accounts Receivable	9,758	$ 134,662
Fixed Assets		
Furniture & Equipment	28,651	
Less: Accumulated Depreciation	28,651	
Other Assets		
Security Deposit		29,322
Total Assets		$ 163,984

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$ 16,690	
Payroll Taxes Payable	1,095	$ 17,785
Stockholders' Equity		
Common Stock	1,000	
Paid-in-Capital	82,612	
Retained Earnings	62,587	146,199
Total Liabilities & Stockholders' Equity		$ 163,984

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STATEMENT OF INCOME & EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2003

Commission Income		$ 253,593
Cost of Sales:		
Commission Expense	$ 148,108	
Telephone & Data Line	4,070	
License, Fees, Dues & Subscriptions	3,900	156,862
Gross Profit on Sales – 38.1%		96,731
Interest & Dividend Income		2,259
Total Income		98,990
Other Expenses		
Salaries	30,000	
Payroll Taxes	2,504	
Insurance & Bonds	25,541	
Professional Fees	1,200	
Rent	17,225	
Advertising	8,087	
Office Supplies	5,719	
Postage	1,172	
Cleaning & Maintenance	2,117	
Travel & Auto	2,053	
New York State Franchise Tax	100	
Bank Service Charges	51	95,769
Net Income		$ 3,221

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A SENATE SECURITIES
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Balance 1/1/03	$ 120,528
Net Profit From Operations	3,221
Add Back:	
Decrease in Accounts Receivable	1,027
Transfer from Deposit Account	452
Subtract:	
Decrease in Accounts Payable	324
Cash Balance 12/31/03	$ 124,904

See Accountant's Report

D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2003

Retained Earnings 1/1/03	$ 108,580
Income for 2003	3,221
Distribution	(49,214)
Retained Earnings 12/31/03	62,587
Common Stock	1,000
Paid-in-Capital	82,612
Total Stockholders' Equity 12/31/03	$ 146,199

See Accountant's Report

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

The company reports on the accrual method of accounting.

2. Depreciation

The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2003

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.

NET CAPITAL COMPUTATION
RMN SECURITIES,INC
DBA SENATE SECURITIES
12/31/03

1) Total Ownership Equity	146,199
2) Total nonallowable assets	16,690
3) Net capital before haircut on Securities Position	129,509
4) Haircut on securities	2,415
5) Unsecured margin debt.	10,899
NET CAPITAL	116,195

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

May 12, 2004

R.M.N. Securities, Inc.
D/B/A Senate Securities
252 Wall Street
Kingston, NY 12401

Dear Mr. Netter:

Per your request, the following items represent the differences in the Computation of Net Capital:

1) Entries totaling $4493 which were prior year entries not made until this year.
2) The difference between your non-allowable assets and mine in the amount of $1690. This is a result of the adjustments made during the audit.
3) Any additional amounts, which are immaterial in nature, are also the result of adjustments made to the financial statements during the audit.

Should you require any additional information, please contact me.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed